UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C.  20549

	SCHEDULE 13G
(Amendment No. _1__)

	Under the Securities Exchange Act of 1934

Congoleum Corp.
	 (Name of Issuer)

Class A
	(Title of Class of Securities)

207195108
	(CUSIP Number)



*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 207195108	SCHEDULE 13G	Page 2 of 7


1	Name of Reporting Person
		Kestrel Investment Management Corporation
	IRS Identification No. of Above Person	94-3173193

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		California

			5	Sole Voting Power

				109,900

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				193,900

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	193,900


10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	4.5%

12	Type of Reporting Person*

	CO, IA

CUSIP No. 207195108	SCHEDULE 13G	Page 3 of 7


1	Name of Reporting Person		David J. Steirman
	IRS Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		United States

			5	Sole Voting Power

				109,900

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				193,900


		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	193,900



10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	4.5%

12	Type of Reporting Person*

	IN

CUSIP No. 207195108	SCHEDULE 13G	Page 4 of 7


1	Name of Reporting Person		Abbott J. Keller
	IRS Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		United States

			5	Sole Voting Power

				109,900


	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				193,900


		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	193,900

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	4.5%

12	Type of Reporting Person*

	IN

CUSIP No. 207195108	SCHEDULE 13G	Page 5 of 7


Item 1(a).	Name of Issuer.

	Congoleum Corp.


Item 1(b).	Address of Issuer's Principal Executive Offices.

	3705 Quakerbridge Rd., Ste 211
	P.O. Box 3127
	Mercerville, NJ  08619-0127

Item 2(a).	Names of Persons Filing.

	Kestrel Investment Management Corporation, David J.
Steirman and Abbott J. Keller.

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	The business address of Kestrel Investment Management
Corporation, David J. Steirman and Abbott J. Keller is 411
Borel Avenue, Suite 403, San Mateo, CA  94402.

Item 2(c).	Citizenship.

	Kestrel Investment Management Corporation is a California corporation, David J. Steirman and Abbott J. Keller are citizens of the United States of America.

Item 2(d).	Title of Class of Securities.

	Class A

Item 2(e).	CUSIP Number.

	207195108

Item 3.	Type of Reporting Person.

	Kestrel Investment Management Corporation is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940. David J. Steirman and Abbott J. Keller are the sole shareholders of Kestrel Investment Management Corporation.

Item 4.	Ownership.

	Reference is hereby made to Items 5-9 and 11 of pages two
(2), three (3) and four (4) of this Schedule G, which Items are incorporated by reference herein.


CUSIP No. 207195108	SCHEDULE 13G	Page 6 of 7


Item 5.	Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

	Not Applicable.

Item 7.	Identification and Classification of the Subsidiary
which Acquired the Security Being Reported on by the Parent
Holding Company.

	Not applicable.

Item 8.	Identification and Classification of Members of the
Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below, each of the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


CUSIP No. 207195108	SCHEDULE 13G	Page 7 of 7


Signature

	After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:

	DAVID J. STEIRMAN



	/s/ David J. Steirman
	________________________
	David J. Steirman


DATED:

	ABBOTT J. KELLER



	/s/ ABBOTT J. KELLER
	________________________
	Abbott J. Keller


DATED:

	KESTREL INVESTMENT MANAGEMENT CORPORATION



	/s/ David J. Steirman
	________________________
	By:	David J. Steirman
	Its:	President